Page 1 of 11 Pages
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*(1)

                                  AIRGAS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   009363 10 2
                                 (CUSIP Number)

                                        Copy To:
     Thomas W. Smith                    Jeffrey N. Ostrager
     323 Railroad Avenue                Curtis, Mallet-Prevost, Colt & Mosle
     Greenwich, CT  06830               101 Park Avenue
     (203) 661-1200                     New York, NY  10178
                                        (212) 696-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Commnications)

                                  June 3, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 See Preliminary Note

                                                              Page 2 of 11 Pages
CUSIP No.  009363 10 2

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas W. Smith

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [    ]
                                                                 (b) [ X  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                      [    ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                              7  SOLE VOTING POWER

                                        35,950

        NUMBER OF           ----------------------------------------------------
          SHARES              8  SHARED VOTING POWER

       BENEFICIALLY                  3,406,695
                            ----------------------------------------------------

      OWNED BY EACH           9  SOLE DISPOSITIVE POWER

        REPORTING                       35,950
                            ----------------------------------------------------
          PERSON             10  SHARED DISPOSITIVE POWER

           WITH                      3,406,695
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,442,645
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [   ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.89%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

                                                              Page 3 of 11 Pages

CUSIP No.  009363 10 2

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas N. Tryforos

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [    ]
                                                                    (b) [ X  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts), PF

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(e)                                            [   ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                              7  SOLE VOTING POWER

                                         5,358
                            ----------------------------------------------------
        NUMBER OF

          SHARES              8  SHARED VOTING POWER

       BENEFICIALLY                  3,406,695
                            ----------------------------------------------------

      OWNED BY EACH           9  SOLE DISPOSITIVE POWER

        REPORTING                        5,358
                            ----------------------------------------------------
          PERSON             10  SHARED DISPOSITIVE POWER

           WITH                      3,406,695
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,412,053

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [  ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.85%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

                                                              Page 4 of 11 Pages

                                Preliminary Note

This Statement constitutes Amendment No. 4 to the Schedule 13D filed by Mr. Thomas W. Smith on January 16, 1992, as amended by Amendment No. 1 filed on February 5, 1992, Amendment No. 2 filed on March 27, 1992 and Amendment No. 3 filed on July 13, 1994. This Statement also constitutes Amendment No. 3 to the
Schedule 13D filed by Mr. Thomas N. Tryforos on February 5, 1992, as amended by Amendment No. 1 filed on March 27, 1992 and Amendment No. 2 filed on July 13, 1994.

                  Items 1, 2, 3, 4 ,5 and 7 are hereby amended as set forth below.

Item 1.  Security and Issuer.

     [Item 1 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     This statement relates to the common stock, $.01 par value (the "Common Stock") of Airgas, Inc., a Delaware corporation whose principal executive offices are located at 259 Radnor-Chester Road, Suite 100, Radnor, PA 19087-5240.

Item 2.  Identity and Background.

     [Item 2 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas N. Tryforos (the"Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of

                                                              Page 5 of 11 Pages

the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     [Item 3 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     An aggregate of $11,021,665 of the funds of the Managed Accounts (as hereinafter defined) and $42,962 of the personal funds of Mr. Tryforos were used to purchase the shares reported herein.


Item 4.  Purpose of Transaction.

     [Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     As set forth in Item 5, each of the Reporting Persons beneficially owns 3,406,695 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation

                                                              Page 6 of 11 Pages

of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees), a private investment general partnership for which Mr. Smith is general partner, a private charitable foundation established by Mr. Smith, and trusts or accounts for the benefit of certain family members of Messrs. Smith and Tryforos. In addition, Mr. Tryforos owns 4,200 shares for his own account ( the "Personal Shares"). Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts; Mr. Tryforos has acquired his Personal Shares for investment purposes. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in  Securities of the
Issuer.

     [Item 5 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended December 31, 1997 that 70,394,728 shares of Common Stock were outstanding as of January 30, 1998) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows:

                                                              Page 7 of 11 Pages

     Mr. Smith -- 3,442,645 shares (4.89%);  Mr. Tryforos -- 3,412,053  (4.85%).
All of such shares are held in the Managed Accounts, except for the Personal Shares.

     (b) Mr. Smith and Mr. Tryforos have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 35,950 shares and 5,358 shares, respectively. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 3,406,695 shares of Common Stock.

     (c) During the 60 days preceding the date hereof, the Reporting Persons purchased an aggregate of 330 shares and sold an aggregate of 150,000 shares of Common Stock in open market transactions on the New York Stock Exchange as follows:


                          Number of Shares
Date of Purchase            Purchased                        Price Per Share
4/30/98                         330                              $15.1875

                          Number of Shares
Date of Sale                   Sold                           Price Per Share
6/2/98                       47,000                              $15.2699
6/3/98                      103,000                               15.0557


     (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.

     (e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on June 3, 1998.

                                                              Page 8 of 11 Pages

Item 7.  Material to be Filed as Exhibits.

     [Item 7 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     1. Agreement relating to the joint filing of Statement on Amendment No. 1 to Schedule 13D dated February 3, 1992, as required by Rule 13d-1(f).

     2. Agreement relating to the joint filing of Amendment No. 2 to Schedule 13D dated March 25, 1992, as required by Rule 13d-1(f).

     3. Agreement relating to the joint filing of Amendment No. 3 to Schedule 13D dated July 11, 1994, as required by Rule 13d-1(f).

     4. Agreement relating to the joint filing of Amendment No. 4 to Schedule 13D dated June 17, 1998, as required by Rule 13d-1(f).

                                                              Page 9 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 17, 1998

                                                   /s/ Thomas W. Smith
                                                  ----------------------
                                                       Thomas W. Smith


                                                /s/ Thomas N. Tryforos
                                                  ----------------------
                                                    Thomas N. Tryforos

                                                             Page 10 of 11 Pages


                                  Exhibit Index


                                                                    Sequentially
Document                                                           Numbered Page


1.       Agreement relating to the joint filing                           *
         of Statement dated February 3, 1992, as
         required by Rule 13d-1(f).

2.       Agreement relating to the joint filing                           *
         of   Amendment   No.  2  to  Schedule
         13D dated March 25, 1992, as required by Rule 13d-1 (f).

3.       Agreement relating to the joint filing                           *
         of   Amendment   No.  3  to  Schedule
         13D dated July 11, 1994, as required by
         Rule  13d-1 (f).

4.       Agreement relating to the joint filing                           11
         of  Amendment No. 4 to  Schedule  13D
         dated June 17, 1998, as required by
         Rule 13d-1(f).

-------------------------
*Previously filed